Exhibit 99.1

Buenos Aires

March 12, 2018

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Material Event

To whom it may concern,

We are writing to inform you that our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“Banco Galicia”), has been notified that a local association for the defense of consumers has filed a class action lawsuit against it.

The action questions the electronic delivery of certain documentation to customers and the alleged application of charges for the physical delivery of certain documentation.

Banco Galicia is analyzing the content and implications of the demand. It is believed that an unfavorable resolution of the dispute will not have a significant impact on Banco Galicia’s shareholders’ equity.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.